Exhibit 99.1

1601 – 543 Granville Street,

Vancouver, B.C.

V6C 1X8

Trading Symbol: EZM – TSX

NEWS RELEASE

February 23, 2005	Release 02-05

NEVES-CORVO MINE 2004 OPERATING RESULTS

EuroZinc Mining Corporation (the “Company”) is pleased to provide the following 2004 year-end operating results for its wholly-owned subsidiary Sociedade Mineira de Neves Corvo, S.S. (“Somincor”), which owns 100 per cent of the Neves-Corvo mine in Portugal.

-

Ore mined and treated in the process plant was 1.9 million tonnes

-

Average head grade of  the mill feed was 5.71% copper

-

Recovery rate in the plant was 88.4%

-

Average grade of the copper concentrate grade was 23.9%

-

Total production of contained copper in concentrate was 95,687 tonnes or approximately 211 million pounds of copper

The net cash cost per pound of payable copper sold over the period was US$0.60, while the London Metal Exchange (“LME”) average price per pound of copper for 2004 was US$1.30. Net profit for the mine for the year was US$80.5 million on gross sales revenue of US$254.7 million. The net profit was the second largest in the mines’ sixteen year operating history.

The Company purchased all the shares of Somincor from Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”) and the Rio Tinto Group (“RTZ”) on June 18, 2004 to become the sole owner of the Neves-Corvo mine. The EuroZinc 2004 consolidated financial statements will include only the operating results for the Neves-Corvo mine from the date of purchase to December 31, 2004, in accordance with Canadian accounting principles.

The purchase agreement provided for the vendors to receive an additional price consideration from June 18 that was calculated by multiplying half of the copper sold with the excess of the LME average spot price for copper, above US$0.90/lb for the first year and above US$0.95/lb for years two, three and four. These price participation rights were purchased by EuroZinc (see news releases dated December 30, 2004 and January 18, 2005) from the vendors as of October 1, 2004.

The audited year-end financial statements for EuroZinc are expected to be available in the fourth week of March, 2005, at which time the company is also planning to hold a conference call. As of this date, however, the EuroZinc reports that there has been an increase of $13.8 million in the Company’s cash position since the start of 2005 as a result of the exercise of outstanding share purchase warrants.

EuroZinc is a Canadian mineral resource company engaged in the acquisition, exploration, development and mining of base metals. EuroZinc owns the Neves-Corvo copper mine in Portugal and the Aljustrel zinc/lead/silver project, also located in Portugal approximately forty kilometres from the Neves-Corvo mine.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.